UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34172

APP Pharmaceuticals, Inc. Savings and

Retirement Plan

(Full title of the plan)

Fresenius Kabi Pharmaceuticals Holding, Inc.

(Name of issuer of the securities held)

1501 E Woodfield Dr. Suite 300E Schaumburg, IL	60173
(Address of principal executive offices)	(Zip Code)

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Report of Independent Registered Public Accounting Firm

Plan Trustees

APP Pharmaceuticals, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the APP Pharmaceuticals, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of schedule H, line 4i—schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ KPMG LLP

Chicago, IL

June 29, 2010

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets

Investments, at fair value
Mutual funds	$52,501,942	$37,766,272
Group annuity contract	11,890,843	10,640,771
Pooled separate account	3,264,735	2,409,818
Self-directed brokerage account	1,280,698	844,560
Common stock	3,286	138,046

Total Investments	$68,941,504	$51,799,467

Participant loans receivable	2,151,427	2,262,304
Receivables
Employee contributions	109,022	—
Employer contributions	46,719	—

Total assets available for benefits	71,248,672	54,061,771

Adjustment from fair value to contract value-group annuity contract	625,834	560,041

Net assets available for benefits	$71,874,506	$54,621,812

See accompanying notes to the financial statements.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions
Investment income:
Interest and dividend income	$1,388,231
Net appreciation in fair value of investments	11,008,916

Total investment income	12,397,147

Contributions:
Participants	5,526,145
Employer	2,432,282
Rollovers	446,179

Total contributions	8,404,606

Total activity	20,801,753

Deductions
Benefits paid to participants	3,518,357
Administrative expenses	30,350
Transfer of assets to other plans	352

Total deductions	3,549,059

Net increase	17,252,694

Net assets available for benefits:
Beginning of year	54,621,812

End of year	$71,874,506

See accompanying notes to the financial statements.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Notes to Financial Statements

December 31, 2009

1. Description of Plan

The following description of the APP Pharmaceuticals, Inc. Savings and Retirement Plan (the Plan), which was formerly known as the Abraxis Bioscience Inc. Savings and Retirement Plan, provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

Effective November 13, 2007, Abraxis Bioscience, Inc. separated into two independent publicly-traded companies: our company, APP Pharmaceuticals, Inc. (which we refer to as “the Company”, “APP” or “New APP” following the separation) and Abraxis BioScience, Inc., the spin-off entity (which we refer to as “New Abraxis”) and effective January 1, 2008 the name of the Plan was changed to APP Pharmaceuticals, Inc. Savings and Retirement Plan.

Under the employee matters agreement dated November 13, 2007, New APP assumed administration of the Plan until December 31, 2007. The employees of New Abraxis continued to be eligible to participate in the Plan until January 1, 2008. The assets of participants who were employees of New Abraxis were transferred to a new plan established by New Abraxis in the first quarter of 2008. As a result, approximately $20.1 million of assets were transferred from the APP Pharmaceuticals, Inc. Savings and Retirement Plan to the newly established New Abraxis plan.

General

The Plan is a defined-contribution plan covering eligible employees of APP Pharmaceuticals, Inc. The Plan is administered by the Company (Fiduciary); record-keeping responsibilities are performed by the Principal Life Insurance Company; and trustee services are provided by Delaware Charter Guarantee and Trust Company (d/b/a Principal Trust Company).

Effective January 1, 2009, employees are eligible to participate in the Plan beginning on the first day of the first month following the date of hire with the Company. Eligible employees can participate in the Plan if they are not (i) subject to a collective bargaining agreement, (ii) a nonresident alien, or (iii) a leased employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Once eligible on the first day of the first month following the date of hire, the employee automatically becomes a participant in the Plan. Beginning on the date of automatic enrollment in the Plan, the participant’s compensation is reduced by 3% and the compensation reduction amount is treated as a before-tax contribution. This 3% contribution level continues until the participant elects a different percentage or elects not to participate in the Plan. A participant may elect to defer from 0% to 80% of his compensation, as defined, each pay period, subject to Internal Revenue Service (IRS) annual limitations. In addition, an eligible employee may make a rollover contribution from another qualified plan.

The Company makes a qualified, non-elective contribution to the Plan each pay period in the amount of 3% of eligible compensation, with a maximum of $7,350 in employer contributions made to individual participants annually.

In the event that a participant has not provided investment direction, the participant and employer contributions will be invested according to the service and expense agreement between the Company and the trustee.

Investment Options

Upon enrollment, a participant may direct employee and Company contributions to any of the Plan’s fund investment options. The Plan also provides a self-directed investment feature whereby participants may direct a portion of their current account balance, subject to certain restrictions, to various mutual funds, bonds, and stocks.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The Plan had forfeited balances of $0 as of December 31, 2009 and 2008, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

Participant Loans

Participants may obtain loans from their account balances of a minimum of $1,000, up to a maximum of 50% of their vested account balance or $50,000, whichever is less. Such loans bear interest at fixed rates, calculated as the prime rate at the inception of the loan plus 1% and are due and payable in full if regular repayments cease, the participant terminates employment with the Company, or the participant dies. Loans are secured by the participant’s account. Loans are repaid over a five-year period (or longer in cases where the loan was obtained for the purchase of a principal residence), through payroll deductions. Participant loans are stated at their outstanding balance which is equivalent to amortized cost and approximates fair value.

Vesting

Participants’ and qualified, non-elective employer contributions and earnings thereon are always fully vested.

Benefit Payments

Benefits are payable upon normal, early, or late retirement, as defined by the Plan document and upon disability, death, and termination. Participants may elect various payment options, including installment, lump-sum payments and annuity payments. A participant may withdraw all or a portion of his account for hardship reasons before benefits become payable, as permitted under current tax law.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants are already 100% vested in their accounts and will be entitled to their entire account balance.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 962 (formerly known as FASB Staff Position (FSP) AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value based on quoted market prices or redemption prices reported by the issuer. Redemption prices generally are based on the fair values of the fund’s underlying investments.

The fair value of the group annuity contract with Principal is measured by the contract value less early withdrawal fees.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from participants are recognized by the Plan when withheld by the Company through payroll deductions. Contributions from the Company are recognized by the Plan in the period to which they relate.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Substantially all external plan administration fees incurred in the administration of the Plan, except management fees, are paid by the Company.

New Accounting Pronouncements

In June 2009, the FASB issued Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162” (“the ASC” or “the Codification”). Effective for interim and annual periods ended after September 15, 2009, the Codification became the source of authoritative U.S. generally accepted accounting principles (GAAP) and reporting standards recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This statement is not intended to change existing GAAP and as such did not have an impact on the financial statements of the Plan. References have been updated to reflect the Codification.

In September 2006, the FASB issued guidance that essentially redefined fair value, established a framework for measuring fair value in accordance with GAAP, and expanded disclosures about fair value measurements. This guidance applies where other accounting pronouncements require or permit fair value measurements and was effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in the financial statements. In November 2007, the FASB provided a one year deferral for the implementation of this guidance for other non-financial assets and liabilities. The Plan adopted this guidance for financial assets and liabilities measured at fair value on a recurring basis on January 1, 2008, and the Plan adopted it for non-financial assets and liabilities effective at the beginning of fiscal year 2009. The adoption of this guidance on January 1, 2008 did not have a significant impact on the financial statements of the Plan. The adoption of the guidance for non-financial assets and liabilities had no impact on the basic financial statements of the Plan for fiscal year 2009.

In April 2009, the FASB issued updated guidance related to fair-value measurements to clarify the guidance related to measuring fair-value in inactive markets and modify the recognition and measurement of other- than-temporary impairments of debt securities. The updated guidance is effective for interim and annual periods ended after June 15, 2009, with early adoption permitted for periods ended after March 15, 2009. The adoption of this guidance had no impact on the financial statements of the Plan for fiscal year 2009.

In May 2009, the FASB issued guidance which establishes accounting and disclosure requirements for subsequent events. This guidance details the period after the balance sheet date during which the Plan should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which the Plan should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. The Plan adopted this guidance in 2009.

In October 2009, the FASB issued an update which provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption of this guidance is reflected in these financial statements.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

Fair Value Measurements

Accounting guidance on fair value measurement sets a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value for certain financial assets and liabilities. The basis of the fair value measurement is categorized in three levels, in order of priority, as described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or financial instruments for which all significant inputs are observable; either directly or indirectly.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable; thus, reflecting assumptions about the market participants.

Assets recorded at fair value, with the exception of the Group Annuity Contract, are valued using quoted market prices, or under a market approach, using other relevant information generated by market transactions involving identical or comparable instruments as further described below:

Plan Assets

Mutual Funds: Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The net asset values of the mutual funds are based on quoted prices in active markets. These securities have been classified within Level 1.

Group Annuity Contract: The fair value of the group annuity contract is the amount plan sponsors would receive if they were to withdraw or transfer funds prior to contract maturity. The fair value represents discontinuation value or contract value times 95% (1 minus 5% withdrawal charge). The contract has been classified within Level 3.

Pooled Separate Account: Shares of the pooled separate account are valued at the net asset value of the pooled separate account, which invests mainly in domestic stocks. While the underlying asset values are based on quoted prices, the net asset value of a separate account is not publicly quoted. There are no imposed redemption restrictions, nor does the Plan have any contractual obligation to further invest in the fund. These securities have been classified within Level 2.

Self Directed Brokerage Account: Shares within the self directed brokerage account are valued at the net asset value of shares held by the Plan at year end. The net asset values of the shares are based on prices in active markets. The fund invests at least 80% of net assets in common stocks of companies that compose the S&P 500 index and uses an indexing strategy or a passive investment approach designed to track the performance of the S&P 500. These securities have been classified within Level 1.

Common Stock: Shares of common stock directly held by the Plan are valued based on quoted prices in active markets. These securities have been classified within Level 1.

The aggregate fair value for Plan investments at December 31, 2009, was as follows:

	At December 31, 2009	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$52,501,942	52,501,942	—	—
Group annuity contract	11,890,843	—	—	11,890,843
Pooled separate account	3,264,735	—	3,264,735	—
Self-directed brokerage account	1,280,698	1,280,698	—	—
Common stock	3,286	3,286	—	—

Total Plan investments at fair value	$68,941,504	53,785,926	3,264,735	11,890,843

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

Effect of Level 3 inputs on net assets during 2009:

	Beginning Balance	Total Gains or Losses	Interest Credited	Purchases, Issuances, Settlements	Ending Balance	Unrealized Gains or Losses
Group annuity contract	$10,640,771	(65,793)	386,690	929,175	11,890,843	(65,793)

The aggregate fair value for Plan investments at December 31, 2008, was as follows:

	At December 31, 2008	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$37,766,272	37,766,272	—	—
Group annuity contract	10,640,771	—	—	10,640,771
Pooled separate account	2,409,818	—	2,409,818	—
Self-directed brokerage account	844,560	844,560	—	—
Common stock	138,046	138,046	—	—

Total Plan investments at fair value	$51,799,467	38,748,878	2,409,818	10,640,771

Effect of Level 3 inputs on net assets during 2008:

	Beginning Balance	Total Gains or Losses	Interest Credited	Purchases, Issuances, Settlements	Ending Balance	Unrealized Gains or Losses
Group annuity contract	$9,791,705	(44,686)	313,591	580,163	10,640,771	(44,686)

The inputs or methodology used for valuing assets are not necessarily an indication of the risk associated with investing in these securities.

3. Investments

During 2009, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated and depreciated in fair value as follows:

Net Realized and Unrealized Appreciation/(Depreciation) in Fair Value of Investments
Investments at Fair Value:
Mutual funds	$9,995,297
Pooled separate account	741,331
Self-directed brokerage account	329,873
Common stock	(57,585)

$11,008,916

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008
Principal Life Insurance Company
Group annuity contract
Principal Fixed Income Option, at contract value	$12,516,677	$11,200,812

Mutual funds
Principal Large Cap Growth II Inst.	8,160,519	6,336,723
American Century Vista Inv.	5,813,880	4,707,799
Principal International Growth Inst.	5,203,168	4,435,949
Principal LifeTime 2020 Inst.	5,765,506	3,756,460
Principal LifeTime 2030 Inst.	4,863,841	2,697,006
Principal Mid Cap Value I R5	3,982,275	—

4. Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semi-annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement.

Average yields on the Plan’s contract with Principal were as follows:

	2009	2008
Average yields:

Based on actual earnings	3.33%	3.33%
Based on interest rate credited to participants	3.33%	3.33%

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Notes to Financial Statements—(Continued)

December 31, 2009

6. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service dated September 16, 2003, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (Code), and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2006-7 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$71,874,506	$54,621,812
Less: Receivables to the Plan	155,741	—

Net assets available for benefits per the Form 5500	$71,718,765	$54,621,812

8. Transactions with Parties-in-Interest

The Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, and (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. Fresenius Kabi Pharmaceuticals Holding, Inc. (FKPH) as the Plan sponsor is also a related party. Plan investments in FKPH common stock are permitted party-in-interest transactions. Participant loans are also permitted party-in-interest transactions.

APP Pharmaceuticals, Inc. Savings and Retirement Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #68-0389419 Plan #001

Identity of Issuer	Description of Investment	Shares/ Units	Current Value
Group annuity contract
Principal Life Insurance Company*	Principal Fixed Income Option	835,817	$12,516,677
Mutual funds
Princor Financial Services	Principal Large Cap Growth II Inst. *	1,102,773	8,160,519
	Principal LifeTime 2020 Inst. *	555,444	5,765,506
	Principal International Growth Inst. *	638,426	5,203,168
	Principal LifeTime 2030 Inst. *	476,380	4,863,841
	Principal Mid Cap Value I R5 *	374,979	3,982,275
	Principal Bond & Mortgage Securities Inst. *	358,109	3,459,329
	Principal Large Cap Value III Inst. *	316,207	2,896,457
	Principal LifeTime 2010 Inst. *	225,148	2,264,992
	Principal LifeTime 2040 Inst. *	208,955	2,158,508
	Principal Real Estate Securities Inst. *	121,446	1,595,798
	Principal LifeTime 2050 Inst. *	143,315	1,415,955
	Principal Small Cap S&P 600 Index Inst. *	68,438	867,794
	Principal Small Cap Value I Inst. *	60,608	714,571
	Principal LifeTime Strategic Inc Inst. *	22,390	220,093
	Principal Mid Cap Value I R5 *	2,612	27,692
American Century Investments	American Century Vista Inv.	430,977	5,813,880
American Funds Service Company	American Funds Growth Fund	72,191	1,944,105
T. Rowe Price Funds	T. Rowe Price New Horizons	44,858	1,147,459

			52,501,942

Pooled separate account
Principal Life Insurance Company*	Principal Large Cap S&P 500 Index	71,997	3,264,735

Fresenius Kabi Pharmaceuticals Holding, Inc. CVR *	Common stock	10,957	3,286
Self-directed brokerage account			1,280,698
Participant loans receivable *	Varying maturity dates through December 31, 2014 Interest rates ranging from 5.0% to 10.5%		2,151,427

			$71,718,765

*	Represents a party-in-interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APP APP Pharmaceuticals, Inc. Savings and Retirement Plan

By:	/s/ James Callanan
James Callanan
Plan Administrator

Date: June 29, 2010

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm

*	Filed herewith